P.O. Box 867 Myrtle Beach, SC 29578-0867 Tel: (843) 946-0692 Fax: (843) 444-2875

November 3, 2008

VIA EDGAR

Mr. Jay Mumford
Attorney-Advisor
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, DC 20549

Re:     AVX Corporation
Form 10-K for the Fiscal Year Ended March 31, 2008
File No. 001-07201

Dear Mr. Mumford:

In response to your comments by letter dated October 27, 2008 (the “October 27 Letter”) in connection with your review of the Form 10-K for the fiscal year ended March 31, 2008 filed by AVX Corporation (“AVX” or the “Company”), we provide the following responses keyed to the numbered paragraphs in the October 27 Letter.

Item 13. Certain Relationships and Related Transactions, and Director Independence, Page 41

1.
We note your disclosure at the end of the first paragraph on page 14 of your proxy statement.  In future filings please provide complete disclosure of the information requested by Item 404(b) of Regulation S-K with respect to related party transactions.

In future filings, we will expand our disclosure in our proxy statement, and in other filings as appropriate, to include all information required under Item 404(b) of Regulation S-K with respect to related party transactions.

In connection with this response to the Staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at (843) 946-0624.

Sincerely,

/s/ Evan Slavitt
Evan Slavitt
Vice President for Business and Legal Affairs